UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(RULE 13D - 101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
(Amendment No. 4)*
iTeos Therapeutics, Inc.

(Name of Issuer)
Common Stock, $0.001 par value per share

(Title of Class of Securities)

46565G104

(CUSIP Number)

Josh La Grange
Fried, Frank, Harris, Shriver & Jacobson LLP
801 17th Street, NW, Washington, DC 20006
202-639-7497

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 10, 2024

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 46565G104
1	NAMES OF REPORTING PERSONS
Boxer Capital, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,946,915

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,946,915

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,946,915

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 46565G104
1	NAMES OF REPORTING PERSONS
Boxer Asset Management Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,946,915

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,946,915

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,946,915

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 46565G104
1	NAMES OF REPORTING PERSONS
Joe Lewis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,946,915

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,946,915

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,946,915

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 46565G104
1	NAMES OF REPORTING PERSONS
Aaron I. Davis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
73,137

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
73,137

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
73,137

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 46565G104

This amendment (this “Amendment No. 4”) further amends and supplements the statement on Schedule 13D filed on August 7, 2020 (the “Original Filing”) by Boxer Capital, LLC (“Boxer Capital”), Boxer Asset Management Inc. (“Boxer Management”), Aaron I. Davis, MVA Investors, LLC, and Joe Lewis with respect to the Common Stock, par value $0.001 (the “Common Stock”) of iTeos Therapeutics, Inc. (the “Issuer”), as previously amended on January 6, 2022 (“Amendment No. 1”), March 21, 2022 (“Amendment No. 2”), and May 11, 2022 (“Amendment No. 3”). Capitalized terms used herein but not defined herein shall have the respective meanings defined in the Original Filing, as previously amended. The Original Filing, as previously amended, is further amended hereby only as specifically set forth herein, provided that with respect to any Item amended herein, if such Item is incorporated by reference into any other Item in the Original Filing, as previously amended, such incorporation by reference is also amended hereby. For purposes of this Amendment No. 4, the “Reporting Persons” is defined collectively as Boxer Capital, Boxer Management, Mr. Davis and Mr. Lewis.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended by the addition of the following:

The disclosure set forth below in Item 4 of this Amendment regarding the acquisition of the shares of Common Stock in the Private Placement is incorporated herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended by the addition of the following:

On May 10, 2024, Boxer Capital along with other investors (together, the “Purchasers”), entered into a securities purchase agreement (the “Securities Purchase Agreement”) with the Issuer pursuant to which, along with other investment commitments by the other Purchasers, Boxer Capital agreed to purchase 1,142,857 shares of Common Stock at a price per share of $17.50 in a private placement transaction (the “Private Placement”). Boxer Capital paid for the securities acquired in the Private Placement using its working capital.

The Issuer filed a Form 8-K with the Securities and Exchange Commission on May 13, 2024 (the “Issuer Private Placement 8-K”), further describing the Securities Purchase Agreement and the Private Placement. The descriptions of the Securities Purchase Agreement and the Private Placement set forth herein do not purport to be complete and are subject to, and qualified in their entirety by, the full text of the Securities Purchase Agreement, which is filed as Exhibit 99.1 to the Issuer Private Placement 8-K.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

All percentages are based on 36,438,916 shares of the Issuer’s Common Stock outstanding, which is (i) 36,122,922 shares of the Issuer’s Common Stock outstanding as of May 3, 2024 as set forth in the Issuer’s 10-Q filed with the Securities and Exchange Commission on May 10, 2024, plus (ii) 73,137 shares of Common Stock subject to options to purchase shares of Common Stock, held by Mr. Davis, exercisable within the next 60 days, plus (iii) 1,142,857 shares of Common Stock purchased by Boxer Capital in connection with the Private Placement as described in the Issuer Private Placement 8-K, and minus (iv) 900,000 shares of Common Stock pursuant to the exchange of such shares for a pre-funded warrant to purchase up to 900,000 shares of Common Stock as further described in the Issuer Private Placement 8-K.
(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 3,020,052 shares of Common Stock, representing 8.3% of the outstanding shares of Common Stock.
Boxer Capital, Boxer Management and Mr. Lewis beneficially own 2,946,915 shares of Common Stock which represents 8.1% of the outstanding Common Stock. Mr. Davis beneficially owns 73,137 shares of Common Stock which represents 0.2% of the outstanding Common Stock.
(b) With respect to any rights or powers to vote, or to direct the vote of, or to dispose of, or to direct the disposition of, the Common Stock owned by the Reporting Persons:
(i)            Sole power to vote or to direct the vote:

CUSIP No. 46565G104

Mr. Davis has the sole power to vote or to direct the vote of 73,137 shares of Common Stock underlying Issuer options exercisable within 60 days.
(ii)           Shared power to vote or to direct the vote:
Boxer Capital, Boxer Management and Mr. Lewis have shared power to vote or to direct the vote of 2,946,915 shares of Common Stock.
(iii)          Sole power to dispose or to direct the disposition of:
Mr. Davis has the sole power to dispose or to direct the disposition of 73,137 shares of Common Stock underlying Issuer options exercisable within 60 days.
(iv)          Shared power to dispose or to direct the disposition of:
Boxer Capital, Boxer Management and Mr. Lewis have shared power to dispose or to direct the disposition of 2,946,915 shares of Common Stock.
(c) Other than as described herein in Item 4, the Reporting Persons have not engaged in any transactions in the Common Stock in the past 60 days, except that Mr. Davis may be deemed to have acquired beneficial ownership of certain shares of Common Stock underlying certain purchase options that shall become exercisable within the next 60 days.
(d) Other than as described herein and except as may result from indirect interests of investors in Boxer Capital, no persons other than the Reporting Persons have the right to receive or the power to direct the receipt of dividends, or proceeds of sale of such securities outlined in this report.
(e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended by the addition of the following:

The disclosure set forth above in Item 4 of this Amendment regarding the Securities Purchase Agreement is incorporated herein.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended by the addition of the following:

Exhibit No.	Description
Exhibit 2
Securities Purchase Agreement, dated May 10, 2024, by and among iTeos Therapeutics, Inc., RA Capital Healthcare Fund, L.P. and Boxer Capital, LLC (incorporated by reference herein to Exhibit 99.1 of the Issuer Private Placement 8-K filed with the Securities and Exchange Commission on May 13, 2024).

CUSIP No. 46565G104

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  May 14, 2024

BOXER CAPITAL, LLC

By:	/s/ Aaron I. Davis
	Name:	Aaron I. Davis
	Title:	Authorized Signatory

BOXER ASSET MANAGEMENT INC.

By:	/s/ Paul Higgs
	Name:	Paul Higgs
	Title:	Director

JOSEPH C. LEWIS

Joseph C. Lewis
Joseph C. Lewis, Individually

AARON I. DAVIS

/s/ Aaron I. Davis
Aaron I. Davis, Individually